UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Dated:  April 23, 2013

Commission File Number: 001-13184

TECK RESOURCES LIMITED
(Exact name of registrant as specified in its charter)

Suite 3300 – 550 Burrard Street, Vancouver, British Columbia  V6C 0B3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ____                         Form 40-F    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Teck Resources Limited (Registrant)

Date: April 23, 2013	By:	/s/ Karen L. Dunfee
Karen L. Dunfee
Corporate Secretary

For Immediate Release	Date: April 23, 2013
13-11-TR

TECK REPORTS UNAUDITED FIRST QUARTER RESULTS FOR 2013

Vancouver, BC – Teck Resources Limited (TSX: TCK.A and TCK.B, NYSE: TCK) reported first quarter adjusted profit of $328 million, or $0.56 per share, compared with $544 million in 2012.

“I'm pleased with our performance so far this year," said Don Lindsay, President and CEO. “Sales of steelmaking coal were up 24% over the first quarter of 2012, a new record for first quarter sales, while sales volumes for copper and zinc were similar to last year despite various operational challenges. However, with continuing uncertain global economic conditions, prices for all of our major products were down compared to the first quarter of last year resulting in lower profits and cash flows.”

Highlights and Significant Items

—	Gross profit before depreciation and amortization was $994 million in the first quarter compared with $1.2 billion in the first quarter of 2012.

—	Cash flow from operations, before working capital changes, was $776 million in the first quarter of 2013 compared with $1.1 billion a year ago.

—	Profit attributable to shareholders was $319 million and EBITDA was $902 million in the first quarter.

—
We achieved all-time record first quarter coal sales of 6.6 million tonnes despite relatively weak market conditions and shipping constraints due to repairs at Westshore terminals, which continued into early February.

—
To date we have reached agreements with our coal customers to sell 5.4 million tonnes of coal in the second quarter of 2013 at an average price of US$154 per tonne and expect total sales in the second quarter, including spot sales, to be at or above 6.0 million tonnes.

—	Our cash balance was $2.95 billion at March 31, 2013, after dividend payments, share repurchases, capital expenditures and investments totaling approximately $1.0 billion in the first quarter.

—
Our cost reduction program has exceeded our initial goals, and to date our existing operations have begun the implementation of annualized cost savings and expenditure deferrals of $275 million in 2013.

  All dollar amounts expressed in this news release are in Canadian dollars unless otherwise noted.

Reference:	Greg Waller, VP Investor Relations & Strategic Analysis	604.699.4014

	Marcia Smith, SVP Sustainability and External Affairs	604.699.4616

 Additional corporate information is available at www.teck.com

—
Our finance expense was down 40% from a year ago, primarily as a result of the full benefit of our debt refinancing transactions undertaken last year, which reduced our average interest rate to 4.8% from 7.5%.

—
The effect of the new accounting standards for waste removal costs increased profit attributable to shareholders by $53 million, or $0.09 per share, in the first quarter of 2013 compared with previous accounting standards.

—
On April 15 we received an Area Based Management Plan Order from the British Columbia Ministry of the Environment, providing clarity around watershed protection and mining activities in the Elk Valley. We consider this a positive step that will provide a regulatory basis to deal with effects of mining on water quality in the Elk Valley and will establish a regulatory context for permitting of future mining activity.

2    Teck Resources Limited 2013 First Quarter News Release

This management’s discussion and analysis is dated as at April 22, 2013 and should be read in conjunction with the unaudited consolidated financial statements of Teck Resources Limited (Teck) and the notes thereto for the three months ended March 31, 2013 and with the audited consolidated financial statements of Teck and the notes thereto for the year ended December 31, 2012. In this news release, unless the context otherwise dictates, a reference to “the company” or “us,” “we” or “our” refers to Teck and its subsidiaries. Additional information, including our annual information form and management’s discussion and analysis for the year ended December 31, 2012, is available on SEDAR at www.sedar.com.

This document contains forward-looking statements. Please refer to the cautionary language under the heading “CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION” below.

Overview

Profitability was down from the same period last year as prices for copper and steelmaking coal have declined. Coal prices were down 28% from a year ago while copper was down 5% from the same period. Substantially higher coal sales volumes in the quarter partly offset the weaker prices. These declines have reduced our revenue by approximately $440 million based on 2013 sales volumes.

In order to counteract the effect of these price declines on our operating margins, beginning in the fourth quarter of 2012, we put in place a program aimed at containing and reducing our production costs at our existing operations. This program encompasses both sustainable cost reduction programs initiated by management and one-time cost saving actions. To date, we have identified sustainable annualized savings of approximately $200 million and a further $75 million of one-time savings and deferrals, which has exceeded our initial goals. The effect of these initiatives is beginning to show in our quarterly results, but the full effect is expected to be realized over the balance of the year.

Our site production costs are down by approximately $100 million compared to our quarterly production costs last year, excluding the effect of labour agreements. Operating unit costs for coal have fallen significantly from the fourth quarter of 2012, while copper unit costs have reduced slightly despite significantly lower grades and production.

It should also be noted that 2012 comparative figures have been adjusted to reflect a change in International Financial Reporting Standards (“IFRS”) regarding stripping costs in the production plans of a surface mine. Prior to the change, there was no standard in IFRS on this matter and we followed the standard that existed under Canadian GAAP, which limited capitalization of such costs. The change should improve conformity and comparability between mining companies subject to IFRS and places us on the same footing as our international peers, most of whom previously followed similar capitalization practices as the new standard.

Our finance costs were also down 40% compared to a year ago. This was the result of lower effective interest rates resulting from our debt refinancing transactions undertaken last year and the effect of increased interest capitalization.

We continue to advance our internal growth projects, however, ongoing Social and Community Impact Assessment requirements at Quebrada Blanca may further delay the start date for construction.

3    Teck Resources Limited 2013 First Quarter News Release

Profit and Adjusted Profit*

Adjusted profit, which excludes the effect of certain transactions described in the table below, was $328 million, or $0.56 per share, in the first quarter of 2013 compared with $544 million, or $0.93 per share, in the same period a year ago. The lower adjusted profit was primarily due to substantially lower coal prices, despite stronger sales volumes compared with the same period a year ago. In addition, the year-over-year change in pricing adjustments negatively affected our after-tax profit by $70 million, as significant positive price adjustments were recognized in 2012 as a result of rising metal prices.

Profit attributable to shareholders was $319 million, or $0.55 per share, in the first quarter compared with $258 million or $0.44 per share in the same period last year. Profit last year was affected by a $329 million after-tax charge related to the refinancing of a portion of our debt.

	Three months ended March 31,
($ in millions)	2013	2012

Profit attributable to shareholders as reported	$319	$258
Add (deduct):
Derivative (gains) losses	(2)	(59)
Financing charges related to debt refinancing transactions	-	329
Other (note 1)	11	16
Adjusted profit	$328	$544
Adjusted earnings per share	$0.56	$0.93

(1)	Includes foreign exchange, asset sale gains and losses, and one-time collective agreement charges.

*
Our financial results are prepared in accordance with International Financial Reporting Standards. This news release refers to adjusted profit, adjusted earnings per share, EBITDA and gross profit before depreciation and amortization, which are not measures recognized under IFRS and do not have a standardized meaning prescribed by IFRS. For adjusted profit we adjust profit as reported to remove the effect of certain kinds of transactions in these measures. EBITDA is profit before net finance expense, income taxes, depreciation and amortization. Gross profit before depreciation and amortization is gross profit with depreciation and amortization added back. These measures may differ from those used by, and may not be comparable to such measures as reported by, other issuers. We disclose these measures, which have been derived from our financial statements and applied on a consistent basis, as we believe they are of assistance in understanding the results of our operations and financial position and are meant to provide further information about our financial results to investors.

4    Teck Resources Limited 2013 First Quarter News Release

New Accounting Standards - Effect on Profit

As a result of the new accounting standards for deferred stripping, we capitalized $223 million of stripping costs compared to $66 million that would have been capitalized under our previous policy. This includes a cash portion of $210 million and a non-cash portion of $13 million. Figures for 2012 have been restated so that all figures are presented on a comparable basis. This new standard results in a decrease in our unit cash production costs and an increase in our depreciation and amortization expense. In addition, the capitalized cash production stripping costs are now disclosed as an investing activity on our cash flow statement. The effect of the new standard on our first quarter results is set out in the table below.

($ in millions)	Copper	Coal	Zinc	Total

Additional amounts capitalized	$41	$105	$11	$157
Additional depreciation	(5)	(45)	(1)	(51)
Inventory change	(1)	(13)	(2)	(16)

Effect on gross profit	35	47	8	90
Royalties, taxes and non-controlling interests	(15)	(18)	(4)	(37)

Net effect on profit attributable to shareholders	$20	$29	$4	$53

The adoption of new accounting standards for pension accounting has decreased our after-tax profit by $5 million in the quarter.

Business Unit Results

Our business unit results are presented in the tables below.

Three months ended March 31
($ in millions)	Revenues		Gross profit before depreciation and amortization		Gross profit
	2013	2012	2013	2012	2013	2012

Copper	$684	$753	$351	$378	$253	$300
Coal	1,060	1,198	516	703	346	598
Zinc	585	595	126	118	102	94
Energy	1	1	1	1	-	-
Total	$2,330	$2,547	$994	$1,200	$701	$992

Gross profit before depreciation and amortization from our copper business unit decreased by $27 million in the first quarter compared with a year ago primarily as a result of lower copper prices and reduced by-product revenues. This was partially offset by lower operating costs. Copper production in the first quarter of 83,000 tonnes was down 19% from the record in the fourth quarter of 2012, but was slightly higher than the same period a year ago. Substantially higher production from Highland Valley Copper, as a result of mining higher grade sections of the Valley pit, was offset by lower production from Antamina and Quebrada Blanca as anticipated in each respective mine plan. Copper prices softened by 5% from a year ago and averaged US$3.60 per pound in the first quarter of 2013. Total unit cash costs of product sold in

5    Teck Resources Limited 2013 First Quarter News Release

the quarter, before by-product credits, was US$2.06 per pound compared with US$2.13 per pound in the first quarter of 2012. Total cash unit costs after by-product credits was US$1.61 per pound compared with US$1.51 per pound in the first quarter of 2012 as a result of lower molybdenum and silver by-product credits. Capitalized stripping costs in our copper business unit totaled $60 million (US$0.34 per pound) in the first quarter compared with $37 million (US$0.21 per pound) in the first quarter of 2012.

Gross profit before depreciation and amortization from our coal business unit declined by $187 million in the first quarter compared with the same period a year ago primarily due to lower coal prices, partially offset by higher sales volumes. Coal sales of 6.6 million tonnes in the first quarter were 24% higher than the same period last year and set a new first quarter sales record. The average coal price of US$161 per tonne in the first quarter was 28% lower than the same quarter a year ago and reflects the weaker steelmaking coal market conditions. Sales in the quarter reflected our typical sales distribution. Record volumes were partly attributable to starting the year with a large number of vessels at anchor due to the Westshore Berth 1 outage, which occurred in early December. Production of 6.2 million tonnes in the first quarter was largely unchanged from the same period a year ago, as production has been aligned with anticipated customer demand. The cost of product sold in the first quarter, before transportation and depreciation charges, was $47 per tonne, or $12 per tonne lower than in the same quarter in 2012. In the current period, $140 million of production costs were capitalized in accordance with the accounting standard for stripping costs compared with $142 million in the same period a year ago. Transportation costs increased by $2 per tonne in the first quarter to $36 per tonne, primarily due to higher demurrage charges incurred throughout the quarter resulting from the Westshore Berth 1 outage.

Gross profit before depreciation and amortization from our zinc business unit rose slightly from a year ago. Production volumes at both Trail and Red Dog in the first quarter were similar to the same period a year ago. Trail’s contribution to gross profit remained the same as lower sales volumes of refined zinc and lead were offset by increased silver volumes and higher lead prices. Gross profit improved at Red Dog as a result of slightly lower operating costs compared with a year ago. This was despite zinc sales volumes decreasing by 11% in the quarter as customers had accelerated purchases in the first quarter of 2012. Zinc prices in the first quarter remained the same as last year at US$0.92 per pound, while lead prices rose by 9% to US$1.04 per pound in the first quarter of 2013.

6    Teck Resources Limited 2013 First Quarter News Release

Revenues

Revenues from operations were $2.3 billion in the first quarter compared with $2.5 billion a year ago. Revenues from our copper business unit decreased by $69 million compared with a year ago due to lower copper prices and lower contributions from by-products. Coal revenues decreased by $138 million compared with the first quarter of 2012 as a result of significantly lower coal prices, despite sales volumes increasing by 1.3 million tonnes. Revenues from our zinc business unit remained similar to the same period a year ago.

Average Prices and Exchange Rates*

	Three months ended
	March 31,
	2013	2012	% Change

Copper (LME Cash - US$/pound)	3.60	3.77	-5%
Coal (realized - US$/tonne)	161	223	-28%
Zinc (LME Cash - US$/pound)	0.92	0.92	-
Silver (LME PM fix – US$/ounce)	30	33	-9%
Molybdenum (published price - US$/pound)	11	14	-21%
Lead (LME Cash - US$/pound)	1.04	0.95	+9%
Cdn/U.S. exchange rate (Bank of Canada)	1.01	1.00	+1%

*
Except for coal prices, the average commodity prices disclosed above are based on published benchmark prices and are provided for information only. Our actual revenues are determined using commodity prices and other terms and conditions specified in our various sales contracts with our customers. The molybdenum price is the price published in Platts Metals Week.

7    Teck Resources Limited 2013 First Quarter News Release

BUSINESS UNIT RESULTS

The table below shows our production and sales of our major commodities.

	Units (000's)	Production		Sales
		First Quarter		First Quarter
		2013	2012	2013	2012

Principal products

Copper (note 1)
Contained in concentrate	tonnes	69	63	71	65
Cathode	tonnes	14	18	11	18
		83	81	82	83

Steelmaking coal	tonnes	6,234	6,265	6,578	5,305

Zinc
Contained in concentrate	tonnes	147	147	124	135
Refined	tonnes	74	74	73	76

Other products
Lead
Contained in concentrate	tonnes	23	23	-	-
Refined	tonnes	21	21	20	22

Molybdenum
Contained in concentrate	pounds	2,376	2,970	2,468	3,110

(1)
We include 100% of production and sales from our Highland Valley Copper, Quebrada Blanca and Carmen de Andacollo mines in our production and sales volumes, even though we own 97.5%, 76.5% and 90%, respectively, of these operations, because we fully consolidate their results in our financial statements. We include 22.5% of production and sales from Antamina, representing our proportionate equity interest in Antamina.

8    Teck Resources Limited 2013 First Quarter News Release

REVENUES AND GROSS PROFIT
QUARTER ENDED MARCH, 31

Our revenue, gross profit before depreciation and gross profit by business unit are summarized in the table below:

($ in millions)	Revenues		Gross profit before depreciation and amortization		Gross profit
	2013	2012	2013	2012	2013	2012

Copper
Highland Valley Copper	$251	$220	$134	$110	$101	$90
Antamina	157	206	110	153	97	147
Quebrada Blanca	82	136	18	47	(5)	22
Carmen de Andacollo	173	155	79	58	56	37
Duck Pond	20	34	10	10	4	4
Other	1	2	-	-	-	-
	684	753	351	378	253	300

Coal (note 1)	1,060	1,198	516	703	346	598

Zinc
Trail	500	495	41	40	29	28
Red Dog	144	153	83	76	71	64
Other	2	2	2	2	2	2
Inter-segment sales	(61)	(55)	-	-	-	-
	585	595	126	118	102	94

Energy	1	1	1	1	-	-
TOTAL	$2,330	$2,547	$994	$1,200	$701	$992

(1)
Our coal business unit represents our interest in six operating mines. We wholly own the Fording River, Coal Mountain, Line Creek and Cardinal River mines, and have a 95% partnership interest in the Elkview mine and an 80% interest in the Greenhills mine.

9    Teck Resources Limited 2013 First Quarter News Release

COPPER

Highland Valley Copper (97.5%)

Operating results at the 100% level are summarized in the following table:

	Three months ended
	March 31,
	2013	2012

Tonnes milled (000's)	11,264	10,874

Copper
Grade (%)	0.29	0.22
Recovery (%)	86.0	83.9
Production (000's tonnes)	28.5	20.1
Sales (000's tonnes)	31.3	23.1

Molybdenum
Production (million pounds)	1.9	2.2
Sales (million pounds)	1.9	2.1

Cost of sales ($ millions)
Operating costs	$108	$102
Distribution costs	$9	$8
Depreciation and amortization	$33	$20

Gross profit summary ($ millions) (note 1)
Before depreciation and amortization	$134	$110
Depreciation and amortization	(33)	(20)
After depreciation and amortization	$101	$90

(1)	Results do not include a provision for the 2.5% non-controlling interest in Highland Valley Copper.

Highland Valley Copper's first quarter gross profit before depreciation and amortization rose from a year ago due to a 35% increase in copper sales volumes, partly offset by lower copper prices and molybdenum revenues. Capitalized deferred stripping costs in the first quarter of 2013 were $27 million compared with $16 million in the first quarter of 2012.

Copper production in the first quarter of 28,500 tonnes was 42% higher than a year ago primarily as a result of significantly higher ore grades in addition to improved mill throughput and recoveries. As anticipated, copper production has declined significantly from the 37,400 tonnes produced in the fourth quarter of 2012 when production was focused on exceptionally high grade areas in the Valley Pit. Production levels are expected to continue at a similar level for the remainder of 2013 until the Mill Optimization Project is completed in 2014. Molybdenum production declined by 14% to 1.9 million pounds compared with the same period a year ago due to lower ore grades and recoveries.

10    Teck Resources Limited 2013 First Quarter News Release

Depreciation and amortization expense rose by $13 million in the first quarter of 2013 as the commencement of the amortization of the Valley Pit’s east wall waste stripping campaign and buttress placement project began in the second quarter of 2012.

The Mill Optimization Project is progressing well with construction over 30% complete. The project is on schedule for completion by the end of 2013.

11    Teck Resources Limited 2013 First Quarter News Release

Antamina (22.5%)

Operating results at the 100% level are summarized in the following table:

	Three months ended
	March 31,
	2013	2012

Tonnes milled (000's)
Copper-only ore	7,065	6,387
Copper-zinc ore	3,265	3,776

	10,330	10,163
Copper (note 1)
Grade (%)	0.87	1.05
Recovery (%)	83.6	86.6
Production (000's tonnes)	77.3	94.8
Sales (000's tonnes)	74.2	94.3

Zinc (note 1)
Grade (%)	2.37	1.87
Recovery (%)	85.4	79.4
Production (000's tonnes)	67.3	59.3
Sales (000's tonnes)	56.5	47.5

Molybdenum
Production (million pounds)	2.1	3.4
Sales (million pounds)	2.4	4.4

Cost of sales (US$ millions)
Operating costs	$131	$151
Distribution costs	$19	$24
Royalties and other costs (note 2)	$29	$56
Depreciation and amortization	$56	$27

Gross profit summary (our 22.5% share) ($ millions)
Before depreciation and amortization	$110	$153
Depreciation and amortization	(13)	(6)
After depreciation and amortization	$97	$147

(1)	Copper ore grades and recoveries apply to all of the processed ores. Zinc ore grades and recoveries apply to copper-zinc ores only.
(2)	In addition to royalties paid by Antamina, we also pay a royalty in connection with the acquisition of our interest in Antamina equivalent to 7.4% of our share of cash flow distributed by the mine.

The decrease in our share of Antamina’s gross profit before depreciation and amortization in the first quarter was primarily due to substantially lower copper production and sales volumes compared with the first quarter of 2012.

12    Teck Resources Limited 2013 First Quarter News Release

Tonnes milled in the first quarter was similar to a year ago and averaged 115,000 tonnes per day. However, throughput was approximately 10% lower than the fourth quarter of 2012 due to mechanical problems and unscheduled downtime at the primary crusher experienced during the first quarter.

The mix of mill feed in the first quarter was 68% copper-only ore and 32% copper-zinc ore, similar to a year ago. Copper production, on a 100% basis, declined by 18% to 77,300 tonnes compared with 94,800 tonnes in the first quarter of 2012 as a result of substantially lower head grades and lower recoveries. Head grades are expected to return to the same levels as the first quarter of 2012 over the next two quarters. Zinc production rose to 67,300 tonnes from 59,300 tonnes in the same period a year ago as a result of higher zinc grades and recoveries arising from the nature of the orebody. Molybdenum production was significantly lower in the first quarter compared with a year ago as a result of lower molybdenum grades.

Operating costs in the first quarter decreased by US$20 million compared with the same period a year ago reflecting the lower copper sales volumes in the quarter. Depreciation and amortization expense doubled from the same period last year as a result of the commencement of amortization of Antamina’s major mine and mill expansion in the second half of 2012. Capitalized deferred stripping costs were US$79 million (100% basis) in the first quarter of 2013 compared with US$58 million in the first quarter of 2012.

13    Teck Resources Limited 2013 First Quarter News Release

Quebrada Blanca (76.5%)

Operating results at the 100% level are summarized in the following table:

	Three months ended
	March 31,
	2013	2012

Tonnes placed (000's)
Heap leach ore	1,688	1,453
Dump leach ore	2,943	5,438

	4,631	6,891
Grade (TCu%) (note 1)
Heap leach ore	0.93	0.86
Dump leach ore	0.53	0.46

Production (000's tonnes)
Heap leach ore	7.6	10.5
Dump leach ore	5.9	6.4

	13.5	16.9

Sales (000's tonnes)	10.1	16.4

Cost of sales (US$ million)
Operating costs	$62	$87
Distribution costs	$1	$2
Depreciation and amortization	$23	$25

Gross profit (loss) summary ($ millions) (note 2)
Before depreciation and amortization	$18	$47
Depreciation and amortization	(23)	(25)
After depreciation and amortization	$(5)	$22

(1)	TCu% is the percent assayed total copper grade.
(2)	Results do not include a provision for the 23.5% non-controlling interest in Quebrada Blanca.

Quebrada Blanca’s gross profit before depreciation and amortization declined significantly in the first quarter due to substantially lower sales volumes compared with the first quarter of 2012. The lower sales were partially attributable to reduced production levels and a three-week port strike that restricted shipments in the period.

As anticipated in the mine plan, copper production in the first quarter declined by 20% compared with a year ago to 13,500 tonnes. Production decreased as a result of processing lower amounts of dump-leach ore placed in this and previous quarters.

Operating costs decreased by US$25 million in the first quarter compared with the same period a year ago partly due to the lower power costs and as a result of initiatives undertaken in the fourth quarter of 2012 to reduce costs and workforce at the operation. Quebrada Blanca had also incurred a one-time labor settlement charge of US$6 million in the first quarter of 2012.

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Capitalized stripping costs in the first quarter of 2013 were US$14 million compared with US$7 million in the first quarter of 2012. Quebrada Blanca incurred an operating loss in the period as high cost inventory produced in prior periods was sold. Current period unit production costs have declined by approximately 20% and the benefit of these lower costs are expected to be realized when the production is sold in subsequent quarters.

Carmen de Andacollo (90%)

Operating results at the 100% level are summarized in the following table:

	Three months ended
	March 31,
	2013	2012

Tonnes milled (000’s)	4,197	3,898
Copper
Grade (%)	0.54	0.51
Recovery (%)	87.3	88.1
Production (000’s tonnes)	19.7	17.6
Sales (000’s tonnes)	21.4	17.5

Gold (note 1)
Production (000’s ounces)	17.9	12.9
Sales (000’s ounces)	19.2	13.1

Copper cathode
Production (000’s tonnes)	0.9	1.6
Sales (000’s tonnes)	0.8	2.0

Cost of sales (US$ million)
Operating costs	$85	$90
Distribution costs	$8	$6
Depreciation and amortization	$23	$21

Gross profit summary ($ millions) (note 2)
Before depreciation and amortization	$79	$58
Depreciation and amortization	(23)	(21)
After depreciation and amortization	$56	$37

(1)	Carmen de Andacollo processes 100% of gold mined, but 75% of the gold produced is for the account of Royal Gold Inc.
(2)	Results do not include a provision for the 10% non-controlling interest in Andacollo.

The increase in Carmen de Andacollo’s first quarter gross profit before depreciation and amortization was a result of higher sales volumes compared with the same period a year ago.

Total copper production rose by 7% to 20,600 tonnes compared with the first quarter of 2012, primarily as a result of increased mill throughput and higher ore grades.

15    Teck Resources Limited 2013 First Quarter News Release

Operating costs rose with increased production levels and were US$85 million in the first quarter compared with US$80 million last year before US$10 million of one-time labour settlement charges. Capitalized deferred stripping costs in both periods were minimal.

Duck Pond (100%)

Duck Pond’s gross profit before depreciation and amortization was $10 million in the first quarter, the same as the first quarter of 2012. Copper and zinc production in the first quarter was 3,300 tonnes and 3,500 tonnes, respectively, compared with 3,700 tonnes and 5,200 tonnes, respectively, last year. Copper and zinc sales in the first quarter were 1,800 tonnes and 4,300 tonnes, respectively, compared with 3,600 tonnes and 4,100 tonnes, respectively, last year.

The development plan for the Boundary Pit was approved in the quarter and it is anticipated that production will transition to mining a combination of both open pit and underground ores towards the end of the second quarter.

Copper Development Projects

Quebrada Blanca Phase 2

During the first quarter detailed design and the procurement of long-lead equipment for the Quebrada Blanca Phase 2 project continued. The estimated capital cost for the development of the project is US$5.6 billion on a 100% basis (in January 2012 dollars, not including working capital or interest during construction), of which our funding share would be US$4.8 billion. The project contemplates the construction of a 135,000 tonne per day concentrator and related facilities connected to a new port facility by 165 kilometre concentrate and desalinated water pipelines. Quebrada Blanca has entered into purchase arrangements in order to secure the supply of power to the project.

We had planned to file the updated social environmental impact assessment (“SEIA”) for the Quebrada Blanca Phase 2 project by the end of the second quarter of 2013. During the quarter we have identified issues linked to permitting for existing facilities which need to be reviewed in connection with the resubmission of the SEIA. We are in discussions with regulators concerning these matters and are working towards resolution. While the timing for resubmission will depend in part on the outcome of these discussions, our current expectation is that the SEIA will not be resubmitted before the fourth quarter of 2013. We are reviewing our engineering and procurement activities on the project in light of this extended timetable for resubmission of the SEIA.

Discussions continue with the other shareholders of Quebrada Blanca concerning financing options for the project, which may include limited recourse project financing and, possibly, bringing in a new funding partner.

Relincho

The feasibility study for Relincho is progressing and it is expected to be complete at the end of the fourth quarter of 2013. Permitting delays have affected the progress of third-party port and power supply facilities that we expected to use for Relincho, which delayed the completion of the feasibility study. Exploration and geotechnical drilling are ongoing and a new resource and

16    Teck Resources Limited 2013 First Quarter News Release

reserve estimate is expected at the completion of the feasibility study. Based on the prefeasibility design, production would average 180,000 tonnes per year of copper and 6,000 tonnes per year of molybdenum over a 22-year mine life, with higher production in the first five years.

Galore Creek (50%)

The 2013 budget and work plan for Galore Creek was approved which includes regular care and maintenance activities, continuation of baseline environmental work and a 10,000 metre drill program focused on resource expansion.

COAL

Teck Coal Partnership (100%)

Operating results at the 100% level are summarized in the following table:

	Three months ended
	March 31,
	2013	2012

Production (000's tonnes)	6,234	6,265

Sales (000's tonnes)	6,578	5,305

Average sale price
US$/tonne	$161	$223
C$/tonne	$162	$226

Operating expenses (C$/tonne)
Cost of product sold	$47	$59
Transportation	$36	$34
Depreciation and amortization	$26	$20

Gross profit summary ($ millions)
Before depreciation and amortization	$516	$703
Depreciation and amortization	(170)	(105)
After depreciation and amortization	$346	$598

Gross profit before depreciation and amortization in the first quarter declined compared with last year due to lower coal prices, partially offset by higher sales volumes.

Production in the first quarter was largely unchanged from a year ago. The mines effectively managed inventories and produced coal at a pace which aligned production rates with anticipated demand.

Coal sales of 6.6 million tonnes in the first quarter were 24% higher than the same period last year and set a new first quarter sales record. The average coal price of US$161 per tonne in the first quarter was 28% lower than the same period a year ago and reflects weaker steelmaking

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coal market conditions. Sales in the quarter reflected our typical sales distribution. Record volumes were partly attributable to starting the year with a large number of vessels at anchor due to the Westshore Berth 1 outage, which occurred in early December. During the period Neptune Bulk Terminals set a new a record for tonnes loaded in a quarter and Westshore Terminals performed well after completing repairs to Berth 1 in early February.

Coal prices have been agreed with the majority of the quarterly contract customers for the second quarter of 2013 based on pricing of US$172 per tonne for the highest quality products, which is consistent with prices reportedly achieved by our competitors. As of the date of this release, contracted sales are approximately 5.4 million tonnes of coal for delivery in the second quarter at an average price of US$154 per tonne. The preference of a number of customers appears to be shifting to pricing coal on a basis shorter than quarterly. To allow for such purchases, some customers are reducing the proportion of quarterly priced tonnes in their procurement plan and requesting suppliers to price a portion of the volume on a spot basis. This change in pricing cycle for some of our sales means pricing will be settled closer to the time of shipment rather than at the start of the quarter. This change has significantly affected the contract sales figures reported above. We are continuing contract discussions with our customers and are anticipating selling additional tonnage on the spot market, including to customers who have traditionally purchased the majority of their coal requirements on a quarterly pricing basis. Accordingly we currently expect sales for the second quarter to be at or above 6.0 million tonnes. Vessel nominations for quarterly contract tonnage are determined by customers and final sales and average prices for the quarter will depend on timely arrival of vessels and the performance of our coal-loading facilities.

The cost of product sold in the first quarter, before transportation and depreciation charges, was $47 per tonne compared with $59 per tonne (restated for deferred stripping), 20% lower than in the same period a year ago. In the current period, $140 million dollars of cash production costs were capitalized on the balance sheet in accordance with the requirements of the deferred stripping accounting standard compared to $142 million in the restated period a year ago. Under the new accounting standards for stripping costs, we expect our 2013 annual cost of product sold to be in the range of $51 to $58 per tonne, based on our current production plans.

Cost reduction efforts at the mines, which accompanied the reduction in production levels beginning in mid-August 2012, have been successful and are ongoing. Cash production costs in the first quarter were nearly $12 per tonne lower than a year ago. This decrease resulted from reductions in the consumption of repair parts and minimizing the use of maintenance contractors, contract miners and consultants. In addition, costs were positively impacted by reductions in overtime, a hiring freeze, shutdowns of higher cost equipment and shutdowns on statutory holidays.

Transportation costs in the first quarter were $36 per tonne, $2 per tonne or 6% higher compared with the same quarter a year ago. This increase was primarily due to higher demurrage charges incurred throughout the quarter, resulting from the large number of vessels at anchor at the west coast ports associated with the Westshore Berth 1 outage. We continue to expect our 2013 transportation costs to be approximately $36 to $40 per tonne.

Depreciation and amortization increased by $6 per tonne to $26 per tonne primarily due to the significant increase in capital assets to be depreciated under the new deferred stripping accounting standard, which are depreciated on a units of production basis. Also contributing to the increase were investments in capital equipment made over the course of 2012, which are

18    Teck Resources Limited 2013 First Quarter News Release

now commissioned and operating at our sites. We expect depreciation and amortization expense to be in the range of $26 to $30 per tonne in 2013 as we continue to defer and amortize overburden removal costs.

The Quintette re-start project continues to progress on the basis of the study, which estimated a capital cost of approximately $860 million, of which $188 million has been spent to date. The Mines Act Permit Amendment (“MAPA”) application process is proceeding and we continue to expect to receive the permit approval in the second quarter with first coal production expected in the first half of 2014. Early works activities, procurement of long-lead equipment and engineering, are progressing to support the project timeline. During the first quarter, a five-year labour agreement was ratified with the union. By the fourth quarter of 2014, Quintette is expected to be producing at an annualized rate of three million tonnes.

Neptune Bulk Terminals, in which we have a 46% ownership interest, is expanding its annual coal throughput capacity from 9 million tonnes to 12.5 million tonnes by the end of the second quarter of 2013 with the addition of a second stacker reclaimer. Completion of the feasibility study for the next expansion phase, which will further increase capacity from 12.5 million tonnes to 18.5 million tonnes, was completed in the fourth quarter of 2012. The proposed upgrades will include a second railcar dumper and associated conveying system, a new rail track within the existing rail loop, the replacement of a ship loader and foundation reinforcement of the loading berth.

Selenium Management

On April 15, the Government of British Columbia issued an Area Based Management Plan Order (“Order”), which calls for development of an Elk Valley Water Quality Plan to address the impact of selenium and other substances released by mining activities throughout the watershed, associated economic and social costs and benefits and establish concentration targets and time-frames required to stabilize and reduce levels of these substances.

The Order establishes a long-term selenium concentration target for Lake Koocanusa, which is currently being met, and which we expect can continue to be achieved using water treatment technologies described in our draft Valley-wide Selenium Management Action Plan submitted to regulators in January 2013. Development of the area-based plan in accordance with the Order and the associated public consultation is expected to take up to 15 months. Permitting activities on Line Creek Phase 2 and other projects are expected to continue in the interim, and alternative mine plans are being developed to mitigate any potential impacts of permitting delays.

Subject to changes arising out of the process established under the Order, we expect total capital spending of approximately $600 million over the next five years on the installation of water treatment and diversion facilities. Our total sustaining capital spending in 2013, including spending on selenium management, is estimated at $265 million and while spending each year will vary, on average we anticipate annual sustaining capital spending on the same basis over the next 10 years to be approximately $11 to $14 per tonne of coal produced, including expected spending on selenium management. The $600 million for selenium management is included in our existing estimates of expected sustaining capital and is not in addition to these amounts.

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We expect operating costs for selenium management activities to be approximately $0.25 per tonne in 2013 and to grow to $40 million per year, or about $1.50 per tonne over the next five years. This expenditure may grow to approximately $6 per tonne in 10 to 15 years.

These capital and operating cost estimates are based on existing technologies known to be effective in removing selenium from the water. We are conducting a wide-ranging technology search and evaluation process to seek more cost effective treatment methods.

There can be no assurance that costs of selenium treatment will not exceed those outlined above because of technical issues, or costs associated with treatment of contaminants other than selenium, or the imposition of more stringent regulatory standards, or that delays in obtaining approval of the Elk Valley Water Quality Plan will not result in consequential delays in permitting new mining areas, which would limit our ability to maintain or increase coal production in accordance with our long term plans. The potential shortfall in production may be material.

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ZINC

Trail (100%)

Operating results at the 100% level are summarized in the following table:

	Three months ended
	March 31,
	2013	2012

Metal production
Zinc (000's tonnes)	74.4	74.0
Lead (000's tonnes)	20.6	21.0
Silver (million ounces)	6.1	5.4

Metal sales
Zinc (000's tonnes)	72.9	76.2
Lead (000's tonnes)	20.1	21.7
Silver (million ounces)	5.8	5.5

Cost of sales ($ millions)
Concentrates	$338	$328
Operating costs	$94	$100
Distribution costs	$27	$27
Depreciation and amortization	$12	$12

Gross profit summary ($ millions)
Before depreciation and amortization	$41	$40
Depreciation and amortization	(12)	(12)
After depreciation and amortization	$29	$28

Trail’s first quarter gross profit before depreciation and amortization remained similar to the same period a year ago. Lower sales volumes of zinc and lead and a decline in silver prices were primarily offset by higher lead prices and increased silver sales volumes.

Zinc production in the first quarter of 2013 improved from the performance issues that occurred late in 2012 and returned to levels comparable to the first quarter of 2012. Zinc sales in the quarter were slightly lower than production as finished product inventories were replenished. Higher silver production for the quarter reflects the increased silver refinery capacity added in the third quarter of 2012.

Concentrate purchases increased by $10 million in the quarter compared with a year ago due to a combination of the higher lead price and the additional volume of silver-bearing concentrates being purchased. Operating costs were lower in the first quarter compared to a year ago through reductions in expenses for consumables, contractor costs and reductions in discretionary maintenance and demolition work.

Construction continued on the new acid plant project with an expected start-up date in the first quarter of 2014.

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Red Dog (100%)

Operating results at the 100% level are summarized in the following table:

	Three months ended
	March 31,
	2013	2012

Tonnes milled (000's)	873	859

Zinc
Grade (%)	17.8	17.9
Recovery (%)	82.3	83.6
Production (000's tonnes)	128.2	128.3
Sales (000's tonnes)	107.4	120.5

Lead
Grade (%)	3.9	4.7
Recovery (%)	66.8	57.4
Production (000's tonnes)	23.0	23.4
Sales (000's tonnes)	-	-

Cost of sales (US$ millions)
Operating costs	$28	$36
Distribution costs	$19	$23
Royalties (NANA)	$14	$18
Depreciation and amortization	$12	$12

Gross profit summary ($ millions)
Before depreciation and amortization	$83	$76
Depreciation and amortization	(12)	(12)
After depreciation and amortization	$71	$64

Red Dog’s gross profit in the first quarter before depreciation and amortization rose slightly compared with the same period a year ago. Lower zinc sales in the quarter were primarily offset by reduced cost of sales in the period compared with the first quarter of 2012.

Zinc production in the first quarter of 128,200 tonnes was similar to a year ago. Mining in the first quarter of 2013 was exclusively from the Aqqaluk pit which contains lower ore grades versus approximately 80% mined from the Aqqaluk pit in first quarter of 2012. Higher mill feed tonnes offset the lower mill recoveries.

Capitalized stripping costs were $10 million in the first quarter of 2013, the same as the first quarter of 2012.

Sales volumes of contained zinc metal are estimated at approximately 74,000 tonnes in the second quarter.

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The Alaska Department of Environmental Conservation (“ADEC”) issued the new Mine Discharge permit on February, 15, 2013, officially transferring the authority over the permit from the EPA to the state.

ENERGY

Fort Hills Project

Engineering studies are ongoing to update the design basis for the project and improve the accuracy of cost estimates to facilitate a project sanction decision by the partners in 2013. Suncor, operator of Fort Hills, has indicated that it is developing a cost-driven construction schedule and as a result, should the partners approve the sanction of Phase 1 of the Fort Hills project in 2013, production would not be expected to start before 2017.

Our share of 2013 Fort Hills spending, including our ongoing earn-in commitments, is expected to be $290 million. Our share of spending on Fort Hills in the first quarter of 2013 was $71 million.

Frontier Energy Project

The Frontier project has been designed for up to four production lines with a total capacity of approximately 277,000 barrels per day of bitumen. The first two production lines are planned to have a production capacity of 159,000 barrels per day.

Provincial and federal regulatory agencies completed their initial review of the Frontier project application and provided supplemental information requests in 2012. We completed preparing responses to these information requests and filed these responses with the provincial and federal regulatory agencies in January 2013. The Canadian Environmental Assessment Agency estimates the federal review schedule for the Frontier project application to be approximately two years. When time to respond to information requests is included, 2015 is the earliest an approval decision and receipt of required permits is expected.

A field exploration program was completed in the first quarter of 2013 to acquire additional geotechnical information to assist in future engineering studies.

There is no certainty that it will be commercially viable to produce any portion of our contingent bitumen resources.

OTHER COST AND EXPENSES

Financing expense was $88 million in the first quarter compared with $148 million a year ago. The debt interest component of our financing expense decreased to $85 million from $121 million a year ago due to the lower interest rates on the new notes issued pursuant to our debt refinancing in 2012. In addition, we capitalized more interest on our development projects, reducing our net interest charge to $59 million compared to $116 million a year ago.

Other operating expense, net of other income, was $18 million in the first quarter compared with $80 million of income in the first quarter of 2012. Included in other operating expense was $22

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million of negative pricing adjustments in the first quarter. This compares with positive pricing adjustments of $94 million in the first quarter of 2012.

The table below outlines our outstanding receivable positions, which were provisionally valued at March 2013, and our receivable positions provisionally valued at, December 31, 2012.

	Outstanding at		Outstanding at
	December 31, 2012		March 31, 2013
(pounds in millions)	Pounds	US$/lb	Pounds	US$/lb

Copper	179	3.59	141	3.45
Zinc	143	0.93	104	0.85

Non-operating income, net of expenses, includes items that arise from financial and other matters and includes such items as foreign exchange, debt refinancing, realized gains or losses on marketable securities. In the first quarter of 2013, other non-operating expense was $13 million. This compares with a $347 million expense in the first quarter of 2012, which included a $414 million charge on the redemption of a portion of our high-yield debt notes.

Income and resource taxes for the quarter were $203 million, or 38% of pre-tax profit, which is higher than the Canadian statutory income tax rate of 25%. This is due mainly to the effect of resource taxes and higher tax rates in foreign jurisdictions. We are currently shielded from cash income taxes, but not resource taxes in Canada. We remain subject to cash taxes in foreign jurisdictions.

OPERATING CASH FLOW, FINANCIAL POSITION AND LIQUIDITY

Cash flow from operations, before changes in non-cash working capital items, was $776 million in the first quarter compared with $1.1 billion a year ago, with the reduction primarily a result of the effect of significantly lower coal prices in the period.

Changes in non-cash working capital items were minimal in the first quarter compared with a $251 million use of cash in the same period a year ago. The buildup of working capital in 2012 primarily related to increased coal inventories and timing of royalty and bonus payments.

Expenditures on property, plant and equipment were $388 million in the first quarter and included $166 million on sustaining capital and $222 million on major development projects. The largest components of sustaining expenditures were at our coal operations which totalled $80 million. Major development expenditures included $70 million for Highland Valley Copper’s mill modernization project, $39 million at the Quebrada Blanca hypogene project, $46 million at Frontier Energy and $21 million at our coal operations. The expenditures at our coal operations are largely to enable us to incrementally expand production at existing operations. Expenditures on investments and other assets totaled $82 million in the first quarter, which was mainly our $71 million share of spending on the Fort Hills Oils Sands Project.

Capitalized stripping costs, excluding capitalized depreciation, were $210 million in the quarter compared with $189 million in the first quarter of 2012. We expect to capitalize similar amounts each quarter for the remainder of the year.

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We have a committed bank credit facility of $1.0 billion, which matures in 2016, all of which is unused.

OUTLOOK

We continue to experience volatile markets for our products. Commodity markets have historically been volatile, prices can change rapidly and customers can alter shipment plans, which can have a substantial impact on our business. The uncertainty over the ongoing economic conditions may affect both prices and shipments to our customers.

Foreign Exchange, Debt Revaluation and Interest Expense

The sales of our products are denominated in U.S. dollars, while a significant portion of our expenses are incurred in local currencies, particularly the Canadian dollar. Foreign exchange fluctuations can have a significant effect on our operating margins, unless such fluctuations are offset by related changes to commodity prices.

Our U.S. dollar denominated debt is subject to revaluation based on changes in the Canadian/U.S. dollar exchange rate. As at March 31, 2013, all of our U.S. dollar denominated debt is designated as a hedge against our U.S. dollar denominated foreign operations. As a result, any foreign exchange gains or losses arising on our designated U.S. dollar debt are recorded in other comprehensive income.

FINANCIAL INSTRUMENTS AND DERIVATIVES

We hold a number of financial instruments and derivatives, which are recorded on our balance sheet at fair value with gains and losses in each period included in other comprehensive income and profit for the period as appropriate. The most significant of these instruments are marketable securities, foreign exchange forward sales contracts, metal-related forward contracts and settlements receivable and payable. Some of our gains and losses on metal-related financial instruments are affected by smelter price participation and are taken into account in determining royalties and other expenses. All are subject to varying rates of taxation depending on their nature and jurisdiction.

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QUARTERLY PROFIT AND CASH FLOW

(in millions, except for share data)	2013	2012				2011
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2

Revenues	$2,330	$2,730	$2,505	$2,561	$2,547	$2,972	$3,380	$2,796

Gross profit	701	825	827	880	992	1,212	1,571	1,197

EBITDA	902	653	862	933	848	1,304	1,660	1,461

Profit (note 1)	319	199	257	354	258	637	814	756

Earnings per share	$0.55	$0.34	$0.44	$0.60	$0.44	$1.08	$1.38	$1.28

Cash flow from operations	763	912	729	964	813	1,199	1,383	621

(1)	Attributable to shareholders of the company.
(2)	Information for 2011 has not been restated for IFRIC 20, Production Stripping Costs (see Note 12(a)(ii)).

OUTSTANDING SHARE DATA

As at April 22, 2013 there were 570.7 million Class B subordinate voting shares and 9.4 million Class A common shares outstanding. In addition, there were 8.8 million director and employee stock options outstanding with exercise prices ranging between $4.15 and $58.80 per share. More information on these instruments and the terms of their conversion is set out in Note 21 of our 2012 year end financial statements.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. There have been no changes in our internal control over financial reporting during the quarter ended March 31, 2013 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

ADOPTION OF NEW AND AMENDED IFRS PRONOUNCEMENTS

Effective January 1, 2013, we have adopted several new and amended IFRS pronouncements and have applied them to our results in accordance with the transitional provisions outlined in the respective standards. The new pronouncements are described below and can be categorized as those that result in changes to our results, those that affect our financial statement presentation or disclosures and those that affect accounting policies, but had no effect on our results as they were consistent with our existing policies. More detail on these changes and any effects on our results are provided in Note 11 to our condensed interim consolidated financial statements for the three months ended March 31, 2013.

26    Teck Resources Limited 2013 First Quarter News Release

Pronouncements Affecting Our Financial Results

The adoption of the following new and amended IFRS pronouncements has resulted in adjustments to how we determine our current and previously reported figures as described below.

Production stripping costs

IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine (“IFRIC 20”) provides guidance on how to account for overburden waste stripping costs in the production phase of a surface mine. Stripping activities that improve access to ore are considered to be an addition or enhancement of an existing asset and accordingly these costs should be capitalized.

The adoption of IFRIC 20 resulted in an increase in the capitalization of stripping activity assets on our consolidated balance sheet and an increase in our profit and earnings per share as costs that would have been expensed under our previous accounting policy are now being capitalized and amortized on a units-of-production basis in the subsequent periods. Inventories were adjusted to capitalize production stripping costs and the depreciation of stripping activity assets is included in the cost of inventories.

The adoption of IFRIC 20 has significantly increased our capitalization of production stripping costs compared to our previous accounting policy. During the quarter ended March 31, 2013, we capitalized $223 million of stripping activity assets, primarily at our coal operations. We recorded depreciation expense on stripping activity assets of $69 million during the quarter ended March 31, 2013. We have described the effect of IFRIC 20 on our profit and business unit results throughout this management’s discussion and analysis.

This new pronouncement has no effect on our cash balance, our total cash flow (other than the presentation in our cash flow statement) or how we operate our mines.

Please refer to Note 11(a)(ii) to our condensed interim consolidated financial statements for the three months ended March 31, 2013 for more details on this pronouncement.

Post-employment benefits

IAS 19, Employee Benefits (“IAS 19”), has amendments related to defined benefit pension plans that eliminate the option to defer certain actuarial gains and losses on the balance sheet. The amendments also require any remeasurement gains or losses, including actuarial gains and losses, to be recognized immediately and presented in other comprehensive income, eliminating the option to recognize and present these amounts through the income statement. The amendments to IAS 19 also require one discount rate be applied to the net defined benefit asset or liability for the purposes of determining the interest element of the defined benefit cost and require the recognition of unvested past service cost awards into profit immediately. There is also a requirement to change the presentation of finance income and finance expense to present both as a net finance expense (income) amount in the consolidated financial statements. Additional disclosures are required to present more information about the characteristics, amounts recognized and risks related to defined benefit plans.

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The adoption of the amendments to IAS 19 did not have a significant effect on our results for the period ended March 31, 2013 and we will incorporate the amended disclosure requirements for IAS 19 in our annual consolidated financial statements as at December 31, 2013.

Please refer to Note 11(a)(i) to our condensed interim consolidated financial statements for the three months ended March 31, 2013 for more details on this pronouncement.

Pronouncements Affecting Our Financial Statement Presentation or Disclosures

The adoption of the following new and amended IFRS pronouncements has resulted in enhanced financial statement disclosures in our interim or annual consolidated financial statements or a change in financial statement presentation. These pronouncements did not affect our financial results and any additional disclosures required by the new pronouncements will be included in our annual consolidated financial statements for the year ended December 31, 2013. Please refer to Note 11(b) to our condensed interim consolidated financial statements for the three months ended March 31, 2013 for more details on these pronouncements.

Disclosures of interest in other entities

IFRS 12, Disclosures of Interests in Other Entities (“IFRS 12”) outlines the disclosure requirements for interests in subsidiaries and other entities to enable users to evaluate the risks associated with interests in other entities and the effects of those interests on an entity’s financial position, financial performance and cash flows.

The requirements of IFRS 12 relate to disclosures only and are applicable for the first annual period after adoption. This will include a non-controlling interest’s financial statement note and include summarized financial information for significant associates and joint arrangements.

Fair value measurement

IFRS 13, Fair Value Measurement (“IFRS 13”) defines fair value, sets out a single IFRS framework for measuring fair value and outlines disclosure requirements for fair value measurements.

IFRS 13 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is a market-based measurement, not an entity-specific measurement, so assumptions that market participants would use should be applied in measuring fair value.

The disclosure requirements of IFRS 13 include disclosures about fair values of financial assets and liabilities measured on a recurring basis and a non-financial assets and liabilities measure on a non-returning basis. It also requires disclosures about assumptions used in calculating fair value less cost of disposal for our annual goodwill impairment test.

Other comprehensive income

The amendments to IAS 1, Presentation of Financial Statements (“IAS 1”) require companies preparing financial statements under IFRS to group items within other comprehensive income that may be reclassified to profit or loss and those that will not be reclassified.

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We have amended our consolidated statement of comprehensive income for all periods presented in these condensed interim consolidated financial statements to reflect the presentation changes required under the amended IAS 1. Since these changes are reclassifications within our statement of comprehensive income, there is no net impact on our comprehensive income.

Interim financial reporting

IAS 34, Interim Financial Reporting (“IAS 34”) was amended to establish criteria for disclosing total segmented assets and require certain fair value disclosures. We have incorporated the required fair value disclosures in our condensed interim consolidated financial statements for the period ending March 31, 2013. The disclosures included are based on the requirements of IFRS 13 discussed above.

Other Pronouncements

The adoption of the following new IFRS pronouncements did not affect our financial results or disclosures as no changes were required to our existing accounting treatment. These pronouncements did not have an effect on our consolidated financial statements for the current period or prior periods. Please refer to Note 11(c) to our condensed interim consolidated financial statements for the three months ended March 31, 2013 for more details on these pronouncements.

Consolidated financial statements

IFRS 10, Consolidated Financial Statements establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. This IFRS defines the principle of control and establishes control as the basis for determining which entities are consolidated in an entity’s financial statements.

Joint arrangements

If an arrangement results in joint control, IFRS 11, Joint Arrangements (“IFRS 11”) classifies joint arrangements as either joint operations or joint ventures, depending on the rights and obligations of the parties involved. We also adopted IAS 28(R), Investments in Associates and Joint Ventures (“IAS 28”), which included amendments to address the accounting for joint ventures.

We completed an analysis of all of our joint arrangements to determine the appropriate accounting treatment under IFRS 11 and to assess whether there would be any changes required from our previous accounting policy of proportionate consolidation for our jointly controlled entities. Based on our analysis, we have concluded that all of our joint arrangements are joint operations under IFRS 11 and, accordingly, we have recorded the assets, liabilities, revenues and expenses in relation to our interest in each joint operation. The adoption of IFRS 11 did not have an effect on our consolidated financial statements for the current period or prior periods presented for comparative purposes.

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CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This news release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws. All statements other than statements of historical fact are forward-looking statements. These forward-looking statements, principally under the heading “Outlook,” but also elsewhere in this document, include estimates, forecasts, and statements as to management’s expectations with respect to, among other things, anticipated costs and production at our business units and individual operations and expectation that we will meet our production guidance, sales volume and selling prices for our products (including settlement of coal contracts with customers), plans and expectations for our development projects, including resulting increases in forecast operating costs and costs of product sold, expected production, expected progress, costs and outcomes of our various projects and investments, including but not limited to those described in the discussions of our operations, the potential savings that may be realized under our cost reduction program, the sensitivity of our profit to changes in commodity prices and exchange rates, the impact of potential production disruptions, the impact of currency exchange rates, future trends for the company, progress in development of mineral properties, increased coal and copper production as a result of our expansion plans, timing of completion, and results of our mill optimization project program at Highland Valley Copper, head grade expectations for Antamina, statements under the heading “Copper Development Projects,” including the expected timing of re-filing the SEIA for Quebrada Blanca Phase 2, the timing of the feasibility study and drilling for Relincho, statements under the heading “Coal” regarding expected first quarter sales levels, cost of product sold, annual transportation costs and depreciation and amortization expense, the timing of permit approval, production and anticipated costs and production levels from the Quintette coal mine, timing and results of the Neptune Bulk Terminals coal throughput capacity expansion, the impact of measures to manage selenium discharges and costs and spending related thereto, timing of construction of our new acid plant at Trail, the statements under the heading “Energy” regarding timing of project sanction and approval decisions, production permitting decisions, timing of final supplemental information requests on our Frontier project and our responses the review process on Frontier thereto, anticipated capital expenditures and demand and market outlook for commodities. These forward-looking statements involve numerous assumptions, risks and uncertainties and actual results may vary materially.

These statements are based on a number of assumptions, including, but not limited to, assumptions regarding general business and economic conditions, the supply and demand for, deliveries of, and the level and volatility of prices of, zinc, copper and coal and other primary metals and minerals as well as oil, and related products, the timing of the receipt of regulatory and governmental approvals for our development projects and other operations, our costs of production and production and productivity levels, as well as those of our competitors, power prices, continuing availability of water and power resources for our operations, market competition, the accuracy of our reserve estimates (including with respect to size, grade and recoverability) and the geological, operational and price assumptions on which these are based, conditions in financial markets, the future financial performance of the company, our ability to attract and retain skilled staff, our ability to procure equipment and operating supplies, positive results from the studies on our expansion projects, our coal and other product inventories, our ability to secure adequate transportation for our products, our ability to obtain permits for our operations and expansions, our ongoing relations with our employees and business partners and joint venturers. Statements concerning our selenium management plan are based on the assumptions, and subject to the factors, described under “Coal - Selenium Management.” The

30    Teck Resources Limited 2013 First Quarter News Release

foregoing list of assumptions is not exhaustive. Events or circumstances could cause actual results to vary materially.

Factors that may cause actual results to vary materially include, but are not limited to, changes in commodity and power prices, changes in market demand for our products, changes in interest and currency exchange rates, acts of foreign governments and the outcome of legal proceedings, inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources), unanticipated operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications or expectations, cost escalation, unavailability of materials and equipment, government action or delays in the receipt of government approvals, industrial disturbances or other job action, adverse weather conditions and unanticipated events related to health, safety and environmental matters), union labour disputes, political risk, social unrest, failure of customers or counterparties to perform their contractual obligations, changes in our credit ratings, unanticipated increases in costs to construct our development projects, difficulty in obtaining permits, inability to address concerns regarding permits of environmental impact assessments, and changes or further deterioration in general economic conditions. Our Fort Hills project is not controlled by us and construction, sanction and production schedules may be adjusted by our partner.

Statements concerning future production costs or volumes, and the sensitivity of the company’s profit to changes in commodity prices and exchange rates are based on numerous assumptions of management regarding operating matters and on assumptions that demand for products develops as anticipated, that customers and other counterparties perform their contractual obligations, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labour disturbances, interruption in transportation or utilities, adverse weather conditions, and that there are no material unanticipated variations in the cost of energy or supplies. Statements regarding anticipated coal sales volumes and average coal prices for the quarter depend on timely arrival of vessels and performance of our coal-loading facilities, as well as the level of spot pricing sales.

We assume no obligation to update forward-looking statements except as required under securities laws. Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our Annual Information Form for the year ended December 31, 2012, filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov) under cover of Form 40-F.

WEBCAST

Teck will host an Investor Conference Call to discuss its Q1/2013 financial results at 11:00 AM Eastern time, 8:00 AM Pacific time, on Tuesday, April 23, 2013. A live audio webcast of the conference call, together with supporting presentation slides, will be available at our website at www.teck.com. The webcast is also available at www.earnings.com. The webcast will be archived at www.teck.com.

31    Teck Resources Limited 2013 First Quarter News Release

Teck Resources Limited
Consolidated Statements of Income
(Unaudited)

	Three months ended
	March 31,
(Cdn$ in millions, except for share data)	2013	2012 (restated)

Revenues	$2,330	$2,547

Cost of sales	(1,629)	(1,555)

Gross profit	701	992

Other operating expenses
General and administration	(34)	(28)
Exploration	(14)	(24)
Research and development	(2)	(5)
Other operating income (expense) (Note 2)	(18)	80

Profit from operations	633	1,015

Finance income	1	5
Finance expense (Note 3)	(88)	(148)
Non-operating income (expense) (Note 4)	(13)	(347)
Share of losses of associates	(1)	(3)
Profit before tax	532	522

Provision for income and resource taxes	(203)	(239)
Profit for the period	$329	$283

Profit attributable to:
Shareholders of the company	$319	$258
Non-controlling interests	10	25
Profit for the period	$329	$283
Earnings per share
Basic	$0.55	$0.44

Diluted	$0.55	$0.44

Weighted average shares outstanding (millions)	582.1	586.0

Shares outstanding at end of period (millions)	581.5	585.9

32    Teck Resources Limited 2013 First Quarter News Release

Teck Resources Limited
Consolidated Statements of Comprehensive Income
(Unaudited)

	Three months ended
	March 31,
(Cdn$ in millions)	2013	2012 (restated)

Profit for the period	$329	$283

Other comprehensive income (loss) in the period
Items that may be reclassified to profit
Currency translation differences (net of taxes of $19 and $(16))	48	(46)
Available-for-sale financial instruments (net of taxes of $8 and $(19))	(59)	142
Cash flow hedges (net of taxes of $nil and $nil)	-	(1)

	(11)	95
Items that will not be reclassified to profit
Remeasurements for retirement benefit plans (net of taxes of ($32) and $4)	74	(7)
Total other comprehensive income (loss) for the period	63	88
Total comprehensive income for the period	$392	$371

Other comprehensive income (loss) attributable to:
Shareholders of the company	$61	$91
Non-controlling interests	2	(3)
	$63	$88

Comprehensive income attributable to:
Shareholders of the company	$380	$349
Non-controlling interests	12	22
	$392	$371

33    Teck Resources Limited 2013 First Quarter News Release

Teck Resources Limited
Consolidated Statements of Cash Flows
(Unaudited)

	Three months ended March 31,
(Cdn$ in millions)	2013	2012 (restated)

Operating activities
Profit for the period	$329	$283
Adjustments for:
Depreciation and amortization	293	208
Provision for deferred income and resource taxes	69	93
Share of losses of associates	1	3
Gain on sale of investments and assets	-	(3)
Unrealized losses (gains) on derivatives	-	(66)
Foreign exchange losses	5	7
Loss on debt repurchase	-	414
Finance expense	88	148
Other	(9)	(23)
	776	1,064
Net change in non-cash working capital items	(13)	(251)

	763	813
Investing activities
Purchase of property, plant and equipment	(388)	(299)
Production stripping capitalized costs	(210)	(189)
Expenditures on financial investments and other assets	(82)	(168)
Proceeds from the sale of investments and other assets	2	5
	(678)	(651)
Financing activities
Issuance of debt	-	983
Repayment of debt	(12)	(1,288)
Debt interest paid	(143)	(138)
Purchase and cancellation of Class B subordinate voting shares	(35)	(6)
Dividends paid	(262)	(235)
Distributions to non-controlling interests	(9)	(6)
	(461)	(690)

Effect of exchange rate changes on cash and cash equivalents	59	(77)

Increase (decrease) in cash and cash equivalents	(317)	(605)

Cash and cash equivalents at beginning of period	3,267	4,405
Cash and cash equivalents at end of period	$2,950	$3,800

34    Teck Resources Limited 2013 First Quarter News Release

Teck Resources Limited
Consolidated Balance Sheets
(Unaudited)

(Cdn$ in millions)	March 31, 2013	December 31, 2012 (restated)	January 1, 2012 (restated)

ASSETS

Current assets
Cash and cash equivalents	$2,950	$3,267	$4,405
Current income and resource taxes receivable	134	141	101
Trade accounts receivable	1,126	1,285	1,242
Inventories	1,760	1,783	1,641
	5,970	6,476	7,389

Financial and other assets	928	973	1,138
Investments in associates	898	828	715
Property, plant and equipment	25,186	24,937	23,144
Deferred income and resource tax assets	155	204	180
Goodwill	1,646	1,637	1,647
	$34,783	$35,055	$34,213

LIABILITIES AND EQUITY

Current liabilities
Trade accounts payable and other liabilities	$1,192	$1,468	$1,435
Dividends payable	-	262	235
Current income and resource taxes payable	67	55	93
Debt (Note 5)	31	35	359

	1,290	1,820	2,122

Debt (Note 5)	7,313	7,160	6,676
Deferred income and resource tax liabilities	5,643	5,581	5,339
Retirement benefit liabilities	659	760	696
Other liabilities and provisions	1,260	1,470	1,495

Equity
Attributable to shareholders of the company	18,424	18,075	17,713
Attributable to non-controlling interests	194	189	172
	18,618	18,264	17,885
	$34,783	$35,055	$34,213

35    Teck Resources Limited 2013 First Quarter News Release

Teck Resources Limited
Consolidated Statements of Changes in Equity
(Unaudited)

	Three months ended March 31,		Year ended December 31,
(Cdn$ in millions)	2013	2012 (restated)	2012 (restated)

Class A common shares	$7	$7	$7

Class B subordinate voting shares
Beginning of period	6,699	6,743	6,743
Share repurchase	(14)	(2)	(46)
Issued on exercise of options	-	1	2

End of period	6,685	6,742	6,699

Retained earnings
Beginning of period	11,291	10,850	10,850
Profit for the period attributable to shareholders of the company	319	258	1,068
Dividends declared	-	-	(496)
Share repurchase	(20)	(4)	(83)
Remeasurements for retirement benefit plans	74	(7)	(48)

End of period	11,664	11,097	11,291

Contributed surplus
Beginning of period	113	97	97
Share-based payment expense	3	3	16

End of period	116	100	113

Accumulated other comprehensive income (loss) attributable to shareholders of the company (Note 6(b))
Beginning of period	(35)	16	16
Other comprehensive income (loss)	61	91	(99)
Less remeasurements for retirement benefit plans recorded in retained earnings	(74)	7	48

End of period	(48)	114	(35)

Non-controlling interests
Beginning of period	189	172	172
Profit for the period attributed to non-controlling interests	10	25	72
Other comprehensive income (loss)	2	(3)	(2)
Other	2	(2)	(3)
Dividends or distributions	(9)	(6)	(50)
End of period	194	186	189
Total equity	$18,618	$18,246	$18,264

The accompanying notes are an integral part of these financial statements.

36    Teck Resources Limited 2013 First Quarter News Release

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

1.	BASIS OF PREPARATION

We prepare our consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). These condensed interim consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting (“IAS 34”).

The condensed interim consolidated financial statements should be read in conjunction with our most recent annual financial statements. These condensed interim consolidated financial statements follow the same accounting policies and methods of application as our most recent annual financial statements, except for those policies which have changed as a result of the adoption of new and amended IFRS pronouncements effective January 1, 2013. Note 11 discloses the effects of the adoption of new and amended IFRS pronouncements on each financial statement line and on earnings per share for all prior periods presented, including the nature and effect of significant changes in accounting policies from those used in our consolidated financial statements for the year ended December 31, 2012.

The Board of Directors authorized these financial statements for issue on April 22, 2013.

2.	OTHER OPERATING INCOME (EXPENSE)

	Three months ended March 31,
(Cdn$ in millions)	2013	2012

Gain on sale of operating assets	$-	$1
Commodity derivatives	3	(2)
Pricing adjustments (a)	(22)	94
Share-based compensation (Note 6(a))	4	(6)
Provision for closed properties	9	(1)
Other	(12)	(6)
	$(18)	$80

a)	Pricing Adjustments

Sales and purchases of metals in concentrates and cathodes are recognized on a provisional pricing basis when title transfers and the rights and obligations of ownership pass to the customer, which usually occurs on shipment. However, the final pricing for the product sold and purchased is not determined at that time as it is contractually linked to market prices at a subsequent date. These arrangements have the characteristics of a derivative instrument as the value of our receivables and payables will vary as prices for the underlying commodities vary in the metal markets. These pricing adjustments result in gains (losses from purchases) in a rising price environment and losses (gains for purchases) in a declining price environment and are recorded as other operating income (expense). The profit impact of gains and losses on these financial instruments is mitigated by smelter price participation, royalty interests, taxes and non-controlling interests. It should be noted that while these effects arise on the sale of concentrates, we also purchase concentrates at our Trail refinery where the opposite effects occur.

37    Teck Resources Limited 2013 First Quarter News Release

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

3.	FINANCE EXPENSE

	Three months ended March 31,
(Cdn$ in millions)	2013	2012 (restated)

Debt interest	$85	$121
Less capitalized borrowing costs	(26)	(5)

	59	116
Discount and financing fees amortization	1	5
Interest cost on retirement benefit plans	7	8
Decommissioning and restoration provision accretion	18	17
Other	3	2
	$88	$148

4.	NON-OPERATING INCOME (EXPENSE)

	Three months ended March 31,
(Cdn$ in millions)	2013	2012

Foreign exchange gains (losses)	$(5)	$(7)
Other derivative gains	-	72
Debt repurchase and financing costs	-	(414)
Provision for marketable securities	(8)	-
Gain on sale of investments	-	2
	$(13)	$(347)

38    Teck Resources Limited 2013 First Quarter News Release

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

5.	DEBT

(Cdn$ in millions)	March 31, 2013		December 31, 2012		January 1, 2012

	Carrying	Fair	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value	Value	Value

7.0% notes due September 2012 (US$200 million)	$-	$-	$-	$-	$203	$211
9.75% notes due May 2014 (US$530 million)	-	-	-	-	514	635
5.375% notes due October 2015 (US$300 million)	304	336	297	330	304	336
10.25% notes due May 2016 (US$659 million)	-	-	-	-	629	780
3.15% notes due January 2017 (US$300 million)	303	320	297	313	303	316
3.85% notes due August 2017 (US$300 million)	301	328	294	322	300	326
2.5% notes due February 2018 (US$500 million)	503	513	493	510	-	-
3.0% notes due March 2019 (US$500 million)	503	522	493	515	-	-
10.75% notes due May 2019 (US$1,043 million)	-	-	-	-	991	1,304
4.5% notes due January 2021 (US$500 million)	504	544	493	545	504	539
4.75% notes due January 2022 (US$700 million)	706	758	691	774	706	765
3.75% notes due February 2023 (US$750 million)	751	745	735	770	-	-
6.125% notes due October 2035 (US$700 million)	696	773	681	786	696	797
6.0% notes due August 2040 (US$650 million)	657	708	644	747	658	742
6.25% notes due July 2041 (US$1,000 million)	1,004	1,076	983	1,182	1,005	1,166
5.2% notes due March 2042 (US$500 million)	500	475	490	517	-	-
5.4% notes due February 2043 (US$500 million)	502	484	492	535	-	-
Antamina senior revolving credit facility due April 2015	23	23	22	22	117	117
Other	87	87	90	90	105	105

	7,344	7,692	7,195	7,958	7,035	8,139

Less current portion of long-term debt	(31)	(31)	(35)	(35)	(359)	(367)
	$7,313	$7,661	$7,160	$7,923	$6,676	$7,772

The fair values of debt are determined using market values where available and cash flows based on our cost of borrowing for other items.

39    Teck Resources Limited 2013 First Quarter News Release

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

6.	EQUITY

a)	Share-Based Compensation

During the first quarter of 2013, we granted 2,075,912 Class B subordinate voting share options to employees. These options have a weighted average exercise price of $33.29, a term of 10 years and vest in equal amounts over three years. The weighted average fair value of Class B subordinate voting share options issued was estimated at $9.87 per share option at the grant date using the Black-Scholes option-pricing model. The option valuations were based on an average expected option life of 4 years, a risk-free interest rate of 1.44%, a dividend yield of 2.89% and an expected volatility of 43%.

During the first quarter of 2013, we issued 692,902 deferred and restricted share units to employees and directors. Deferred and restricted share units issued vest immediately for directors and vest in three years for employees. The total number of deferred and restricted share units outstanding at March 31, 2013 was 2,810,333.

A share-based compensation recovery of $4 million (2012 - $6 million expense) was recorded for the three months ended March 31, 2013 in respect of all outstanding share options and units.

b)	Accumulated Other Comprehensive Income (Loss)

The components of accumulated other comprehensive income (loss) are:

		March 31,	December 31,
(Cdn$ in millions)	March 31, 2013	2012 (restated)	2012 (restated)

Currency translation differences	$9	$(36)	$(39)
Unrealized gains on available-for-sale financial assets (net of tax of $8, $(21), and $nil)	(59)	145	-
	$(50)	$109	$(39)

Accumulated other comprehensive income (loss) attributable to:
Shareholders of the company	$(48)	$114	$(35)
Non-controlling interests	(2)	(5)	(4)
	$(50)	$109	$(39)

c)	Normal Course Issuer Bid

Our normal course issuer bid, which commenced on June 28, 2012, allows us to purchase up to 20 million Class B shares until June 27, 2013 or an earlier date if we complete such purchases. To date in 2013, we repurchased 2.2 million Class B shares under our normal course issuer bid, of which 1.2 million were purchased in the first quarter. At April 22, 2012 we had 14 million shares available for purchase under this bid.

40    Teck Resources Limited 2013 First Quarter News Release

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

6.	EQUITY, continued

d)	Remeasurements for Retirement Benefit Programs

During the first quarter, the revaluation of our defined benefit plans generated a $107 million pre-tax gain through other comprehensive income. Approximately 69% of this gain was due to our pension assets’ performance, which was better than actuarial assumptions for the period, with the remaining 31% of the gain generated by a 10 basis points increase in the discount rate used to value obligations.

In determining our retirement benefit obligations, the following rates have been used:

	March 31, 2013	December 31, 2012

Discount rate for defined benefit plans	4.00%	3.90%

7.	SEGMENTED INFORMATION

Based on the primary products we produce and our development projects, we have five reportable segments - copper, coal, zinc, energy and corporate - which is the way we report information to our Chief Executive Officer. The corporate segment includes all of our initiatives in other commodities, our corporate growth activities and groups that provide administrative, technical, financial and other support to all of our business units. Other operating expenses include general and administration costs, exploration, research and development, and other operating income (expense). Sales between segments are carried out at arm’s length prices.

	Three months ended March 31, 2013
(Cdn$ in millions)	Copper	Coal	Zinc	Energy	Corporate	Total

Segment revenues	684	1,060	646	1	-	2,391
Less: Inter-segment revenues	-	-	(61)	-	-	(61)

Revenues	684	1,060	585	1	-	2,330

Gross profit	253	346	102	-	-	701
Other operating income (expenses)	(34)	-	1	-	(35)	(68)

Profit from operations	219	346	103	-	(35)	633

Net finance expense	(4)	(12)	(9)	-	(62)	(87)
Non-operating income (expenses)	-	-	-	-	(13)	(13)
Share of losses of associates	-	-	-	-	(1)	(1)
Profit before tax	215	334	94	-	(111)	532
Capital expenditures	259	241	46	46	6	598
Goodwill	443	1,203	-	-	-	1,646
Total assets	8,336	17,667	4,009	1,932	2,839	34,783

41    Teck Resources Limited 2013 First Quarter News Release

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

7.	SEGMENTED INFORMATION, continued

	Three months ended March 31, 2012 (restated)
(Cdn$ in millions)	Copper	Coal	Zinc	Energy	Corporate	Total

Segment revenues	753	1,198	650	1	-	2,602
Less: Inter-segment revenues	-	-	(55)	-	-	(55)

Revenues	753	1,198	595	1	-	2,547

Gross profit	300	598	94	-	-	992
Other operating income (expenses)	58	(5)	9	-	(39)	23

Profit from operations	358	593	103	-	(39)	1,015

Net finance expense	(2)	(8)	(6)	-	(127)	(143)
Non-operating income (expenses)	-	-	-	-	(347)	(347)
Share of losses of associates	-	-	-	(2)	(1)	(3)

Profit before tax	356	585	97	(2)	(514)	522
Capital expenditures	139	279	33	32	5	488
Goodwill	436	1,203	-	-	-	1,639
Total assets	7,752	17,276	4,851	1,190	3,032	34,101

8.	CONTINGENCIES

We consider provisions for all our outstanding and pending legal claims to be adequate. The final outcome with respect to actions outstanding or pending as at March 31, 2013, or with respect to future claims, cannot be predicted with certainty. Significant contingencies not disclosed elsewhere in the notes to our financial statements are as follows:

Upper Columbia River Basin

Teck American Inc. (“TAI”) continues studies under the 2006 settlement agreement with the U.S. EPA to conduct a remedial investigation on the Upper Columbia River in Washington State.

The Lake Roosevelt litigation involving Teck Metals Ltd. (“TML”) in the Federal District Court for the Eastern District of Washington continues.

In September, TML entered into an agreement with the plaintiffs, agreeing that certain facts were established for purposes of the litigation. The agreement stipulates that some portion of the slag discharged from our Trail Operations into the Columbia River between 1896 and 1995, and some portion of the effluent discharged from Trail Operations, have been transported to and are present in the Upper Columbia River in the United States, and that some hazardous substances from the slag and effluent have been released into the environment within the United States. In October, the Federal District Court for the Eastern District of Washington heard argument with respect to personal jurisdiction and certain legal issues with respect to the Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”). In December the court found in favour of the plaintiffs in phase one of the case, issuing a declaratory judgement that Teck is liable under CERCLA for response costs, the amount of which will be determined in a subsequent phase of the case. While the court initially certified its decision on a final judgement for purposes of appeal, it corrected that certification at our request, providing flexibility as to the timing of appeal.

42    Teck Resources Limited 2013 First Quarter News Release

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

8.	CONTINGENCIES continued

The subsequent hearing, with respect to claims for natural resource damages and costs, is expected to be deferred while the remedial investigation and feasibility study being undertaken by TAI are completed, which is currently expected to occur in 2015.

There is no assurance that we will ultimately be successful in our defence of the litigation or that we or our affiliates will not be faced with further liability in relation to this matter. Until the studies contemplated by the EPA settlement agreement and additional damage assessments are completed, it is not possible to estimate the extent and cost, if any, of remediation or restoration that may be required or to assess our potential liability for damages. The studies may conclude, on the basis of risk, cost, technical feasibility or other grounds, that no remediation should be undertaken. If remediation is required and damage to resources found, the cost of remediation may be material.

9.	SEASONALITY OF SALES

Due to ice conditions, the port serving our Red Dog mine is normally only able to ship concentrates from July to October each year. As a result, zinc and lead concentrate sales volumes are generally higher in the third and fourth quarter of each year than in the first and second quarter.

10.	FAIR VALUE MEASUREMENTS

Certain of our financial assets and liabilities are measured at fair value on a recurring basis and classified in their entirety based on the lowest level of input that is significant to the fair value measurement. Certain non-financial assets and liabilities may also be measured at fair value on a non-recurring basis. There are three levels of the fair value hierarchy that prioritize the inputs to valuation techniques used to measure fair value, with Level 1 inputs having the highest priority. The levels and the valuation techniques used to value our financial assets and liabilities are described below:

Level 1 –	Quoted Prices in Active Markets for Identical Assets

Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Marketable equity securities are valued using quoted market prices in active markets. Accordingly, these items are included in Level 1 of the fair value hierarchy.

Level 2 –	Significant Other Observable Inputs

Quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability.

Derivative instruments are included in Level 2 of the fair value hierarchy as they are valued using pricing models or discounted cash flow models. These models require a variety of inputs, including, but not limited to, contractual terms, market prices, forward price curves, yield curves, and credit spreads. These inputs are obtained from or corroborated with the market where possible. Also included in Level 2 are settlements receivable and settlements payable from provisional pricing on concentrate sales and purchases because they are valued using quoted market prices for forward curves for copper, zinc and lead.

43    Teck Resources Limited 2013 First Quarter News Release

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

10.	FAIR VALUE MEASUREMENTS, continued

Level 3 –	Significant Unobservable Inputs

Unobservable (supported by little or no market activity) prices.

We include investments in debt securities in Level 3 of the fair value hierarchy because they trade infrequently and have little price transparency. We review the fair value of these instruments periodically and estimate an impairment charge based on management’s best estimates, which are unobservable inputs.

The fair values of our financial assets and liabilities measured at fair value on a recurring basis at March 31, 2013 and December 31, 2012 are summarized in the following table:

(Cdn$ in millions)	March 31, 2013				December 31, 2012 (restated)
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets
Marketable equity securities	$609	$-	$-	$609	$671	$-	$-	$671
Marketable debt securities	-	-	16	16	-	-	16	16
Settlements receivable	-	500	-	500	-	705	-	705
Derivative instruments	-	3	-	3	-	3	-	3
	$609	$503	$16	$1,128	$671	$708	$16	$1,395

Financial liabilities
Derivative instruments	$-	$10	$-	$10	$-	$11	$-	$11
Settlements payable	-	55	-	55	-	68	-	68
	$-	$65	$-	$65	$-	$79	$-	$79

For our non-financial assets and liabilities measured at fair value on a non-recurring basis, no fair value measurements were made as at March 31, 2013 or December 31, 2012.

11.	ADOPTION OF NEW AND AMENDED IFRS PRONOUNCEMENTS

We have adopted the new and amended IFRS pronouncements listed below as at January 1, 2013, in accordance with the transitional provisions outlined in the respective standards.

a)	Pronouncements Affecting Our Financial Results

The adoption of the following new and amended IFRS pronouncements has resulted in adjustments to previously reported figures as outlined below.

i) Post-employment benefits

We adopted the amended version of IAS 19, Employee Benefits (“IAS 19”) on January 1, 2013 with retrospective application. IAS 19 does not require an entity to present comparative information for the disclosure requirements in the amended standard.

44    Teck Resources Limited 2013 First Quarter News Release

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

11.	ADOPTION OF NEW AND AMENDED IFRS PRONOUNCEMENTS, continued

For defined benefit plans, the amendments to IAS 19 eliminate the option to defer actuarial gains and losses on the balance sheet through the “corridor method.” The amendments to IAS 19 to eliminate the corridor method and the requirement to recognize remeasurement gains or losses in other comprehensive income did not have an impact on our consolidated financial statements as we had not adopted this policy under the previous IAS 19. The amendments also require any remeasurement gains or losses, including actuarial gains and losses, to be recognized immediately and presented in other comprehensive income, eliminating the option to recognize and present these amounts through the income statement. The amendments to IAS 19 require one discount rate be applied to the net defined benefit asset or liability for the purposes of determining the interest element of the defined benefit cost and require the recognition of unvested past service cost awards into profit immediately. There is also a requirement to change the presentation of finance income and finance expense to present both as a net finance expense (income) amount in the consolidated financial statements. Additional disclosures are required to present more information about the characteristics, amounts recognized and risks related to defined benefit plans.

We have analyzed the amendments to IAS 19 and calculated the effect of these amendments on our comparative consolidated financial statements for 2012. On the date of our earliest period presented, January 1, 2012, we expensed unamortized past service costs through equity. For comparative periods presented, we reversed the amortization of past service costs and applied one discount rate to the net defined benefit asset or liability to determine the interest element of the defined benefit cost. The tables in Note 11(d) below outline the adjustments to our consolidated financial statements for all comparative periods presented. We continue to immediately recognize in retained earnings all defined benefit adjustments recognized in other comprehensive income. We will incorporate the amended disclosure requirements for IAS 19 in our annual consolidated financial statements as at December 31, 2013.

The adoption of the amendments to IAS 19 did not have a significant effect on our condensed interim consolidated financial statements for the period ended March 31, 2013.

ii) Production stripping costs

We adopted IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine (“IFRIC 20”) and have applied the requirements to production stripping costs incurred on or after January 1, 2012, in accordance with the transitional provisions of IFRIC 20. We have also analyzed predecessor stripping assets recorded as of January 1, 2012, the date of our earliest period presented, in accordance with the transitional provisions of IFRIC 20.

The interpretation provides guidance on how to account for overburden waste stripping costs in the production phase of a surface mine. Stripping activity related to inventory produced is accounted for in accordance with IAS 2, Inventories. Stripping activity that improves access to ore is accounted for as an addition to or enhancement of an existing asset.

Based on our analysis, we have identified components of our ore bodies to be phases, pits or sub-pits depending on the ore body being analyzed. These components align with how we view each mine and plan our mining activities. Previously, we recorded stripping activity assets relating to major expansions only. Under IFRIC 20, we recognize stripping activity assets when the following three criteria are met:

—	it is probable that the future economic benefit (improved access to the ore body) associated with the stripping activity will flow to the entity;
—	the entity can identify the component of the ore body for which access has been improved; and
—	the costs relating to the stripping activity associated with that component can be measured reliably.

Stripping activity assets capitalized under IFRIC 20 are classified as mineral properties and mine development costs within property, plant and equipment, which is consistent with the classification of the asset these costs relate to.

45    Teck Resources Limited 2013 First Quarter News Release

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

11.	ADOPTION OF NEW AND AMENDED IFRS PRONOUNCEMENTS, continued

These assets are amortized on a units-of-production basis over the remaining proven and probable reserves of the respective components.

The adoption of IFRIC 20 resulted in an increase in the capitalization of stripping activity assets on our consolidated balance sheet and an increase in our profit and earnings per share. These items were partially offset by the amortization of stripping activity assets on a units-of-production basis in the respective periods. Inventories were adjusted to capitalize production stripping costs. The depreciation of stripping activity assets is included in the cost of inventories. The tables in Note 11(d) below outline the adjustments to our financial statements for all comparative periods presented.

The adoption of IFRIC 20 has significantly increased our capitalization of production stripping costs as compared to our previous accounting policy. During the quarter ended March 31, 2013, we capitalized $223 million of stripping activity assets, primarily at our coal operations. We recorded depreciation expense on stripping activity assets of $69 million during the quarter ended March 31, 2013.

b)	Pronouncements Affecting Our Financial Statement Presentation or Disclosures

The adoption of the following new and amended IFRS pronouncements will result in enhanced financial statement disclosures in our interim or annual consolidated financial statements or a change in financial statement presentation. These pronouncements did not affect our financial results.

i) Disclosures of interest in other entities

We adopted IFRS 12, Disclosures of Interests in Other Entities (“IFRS 12”) on January 1, 2013. IFRS 12 outlines the disclosure requirements for interests in subsidiaries and other entities to enable users to evaluate the risks associated with interests in other entities and the effects of those interests on an entity’s financial position, financial performance and cash flows.

The requirements of IFRS 12 relate to disclosures only and are applicable for the first annual period after adoption. IFRS 12 does not require the disclosures to be included for any period presented that precedes the first annual period for which IFRS 12 is applied. Accordingly, we will include additional disclosures about interests in other entities in our annual consolidated financial statements for the year ended December 31, 2013. This will include a non-controlling interest’s financial statement note and include summarized financial information for significant associates and joint arrangements.

ii) Fair value measurement

We adopted IFRS 13, Fair Value Measurement (“IFRS 13”) with prospective application from January 1, 2013. IFRS 13 defines fair value, sets out a single IFRS framework for measuring fair value and outlines disclosure requirements for fair value measurements.

IFRS 13 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is a market-based measurement, not an entity-specific measurement, so assumptions that market participants would use should be applied in measuring fair value.

46    Teck Resources Limited 2013 First Quarter News Release

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

11.	ADOPTION OF NEW AND AMENDED IFRS PRONOUNCEMENTS, continued

The adoption of IFRS 13 did not have an effect on our consolidated financial statements for the current period. The disclosure requirements of IFRS 13 will be incorporated in our annual consolidated financial statements for the year ended December 31, 2013. This will include disclosures about fair values of financial assets and liabilities measured on a recurring basis and non-financial assets and liabilities measured on a non-recurring basis. We will also include disclosures about assumptions used in calculating fair value less cost of disposal for our annual goodwill impairment test.

iii) Other comprehensive income

We adopted the amendments to IAS 1, Presentation of Financial Statements (“IAS 1”) on January 1, 2013, with retrospective application. The amendments to IAS 1 require companies preparing financial statements under IFRS to group items within other comprehensive income that may be reclassified to profit or loss and those that will not be reclassified.

We have amended our consolidated statement of comprehensive income for all periods presented in these condensed interim consolidated financial statements to reflect the presentation changes required under the amended IAS 1. Since these changes are reclassifications within our statement of comprehensive income, there is no net impact on our comprehensive income.

iv) Interim financial reporting

IAS 34, Interim Financial Reporting (“IAS 34”) was amended to establish criteria for disclosing total segmented assets and require certain fair value disclosures. We have adopted the amendments to IAS 34 effective January 1, 2013 and have incorporated the required fair value disclosures in our condensed interim consolidated financial statements for the period ending March 31, 2013. The disclosures included are based on the requirements of IFRS 13 and discussed in Note 11 (b)(ii).

c)	Pronouncements Affecting Accounting Policies Only

The adoption of the following new IFRS pronouncements did not affect our financial results or disclosures as our analysis determined that no changes were required to our existing accounting treatment.

i) Consolidated financial statements

We adopted IFRS 10, Consolidated Financial Statements (“IFRS 10”) on January 1, 2013 with retrospective application. IFRS 10 establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. This IFRS defines the principle of control and establishes control as the basis for determining which entities are consolidated in an entity’s financial statements. IFRS 10 sets out three elements of control: power over the investee; exposure, or rights, to variable returns from involvement with the investee; and the ability to use power over the investee to affect the amount of the investors’ return; and the requirements on how to apply the control principle. IFRS 10 supersedes International Accounting Standards (“IAS”) 27, Consolidated and Separate Financial Statements and Standing Interpretations Committee (“SIC”) 12, Consolidation – Special Purpose Entities.

Based on our analysis, IFRS 10 did not have an effect on our consolidated financial statements for the current period or prior periods presented as the adoption did not result in a change in the consolidation status of any of our subsidiaries or investees.

47    Teck Resources Limited 2013 First Quarter News Release

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

11.	ADOPTION OF NEW AND AMENDED IFRS PRONOUNCEMENTS, continued

ii) Joint arrangements

We adopted IFRS 11, Joint Arrangements (“IFRS 11”) on January 1, 2013, with retrospective application from the date of our earliest period presented of January 1, 2012. If an arrangement results in joint control, IFRS 11 classifies joint arrangements as either joint operations or joint ventures, depending on the rights and obligations of the parties involved. We also adopted IAS 28(R), Investments in Associates and Joint Ventures (“IAS 28”) which included amendments to address the accounting for joint ventures.

A joint operation is an arrangement where the jointly controlling parties have rights to the assets and obligations in respect of the liabilities of the arrangement. An entity accounts for a joint operation by recognizing its portion of the assets, liabilities, revenues and expenses. A joint venture is an arrangement where the jointly controlling parties only have rights to the net assets of the arrangement. A joint venture is accounted for using the equity method.

We have completed an analysis of all of our joint arrangements to determine the appropriate accounting treatment under IFRS 11 and to assess whether there would be any changes required from our previous accounting policy of proportionate consolidation for our jointly controlled entities. Based on our analysis, we have concluded that all of our joint arrangements are joint operations under IFRS 11 and, accordingly, we have recorded the assets, liabilities, revenues and expenses in relation to our interest in each joint operation. The adoption of IFRS 11 did not have an effect on our consolidated financial statements for the current period or prior periods presented.

d) Adjustments to Consolidated Financial Statements

i) Adjustments to condensed consolidated balance sheets

(Cdn$ in millions)	December 31, 2012	March 31, 2012	January 1, 2012

Equity before accounting changes	$17,977	$18,206	$17,893
Adjustments to:
Inventories (a)(ii)	(97)	(102)	-
Property, plant and equipment (a)(ii)	560	169	(6)
Deferred income and resource tax assets	(25)	(5)	-
Deferred income and resource tax liabilities	(134)	(17)	3
Retirement benefit obligations (a)(i)	(17)	(5)	(5)
Equity after accounting changes	$18,264	$18,246	$17,885

Equity under accounting changes attributable to:
Shareholders of the company	$18,075	$18,060	$17,713
Non-controlling interests	$189	$186	$172

48    Teck Resources Limited 2013 First Quarter News Release

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

11.	ADOPTION OF NEW AND AMENDED IFRS PRONOUNCEMENTS, continued

ii) Adjustments to condensed consolidated statements of income

(Cdn$ in millions)	Three months ended March 31 2012	Year ended December 31, 2012

Profit before accounting changes	$241	$870
Adjustments to:
Cost of sales	74	458
General and administration expense	-	(1)
Finance expense, net	(9)	(35)
Provision for income and resource taxes	(23)	(152)

Profit after accounting changes	$283	$1,140

Profit after accounting changes attributable to:	$258	$1,068
Shareholders of the company
Non-controlling interests	$25	$72
Earnings per share after accounting changes
Basic	$0.44	$1.82
Diluted	$0.44	$1.82

The adjustments to profit relating to the new and amended IFRS pronouncements in Note 11(a)(i) and (ii) increased basic earnings per share by $0.07 and $0.43 and diluted earnings per share by $0.07 and $0.44 for the three months ended March 31, 2012 and the year ended December 31, 2012 respectively.

iii) Adjustments to condensed consolidated statements of comprehensive income

(Cdn$ in millions)	Three months ended March 31, 2012	Year ended December 31, 2012

Comprehensive income before accounting changes	$323	$744
Adjustments to:
Profit	42	270
Other comprehensive income:
Remeasurements for retirement benefit plans	9	36
Income and resource taxes on remeasurements for	(3)	(11)
retirement benefit plans
Comprehensive income after accounting changes	$371	$1,039

Comprehensive income after accounting changes attributable to:
Shareholders of the company	$349	$969
Non-controlling interests	$22	$70

49    Teck Resources Limited 2013 First Quarter News Release